                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                       Page
Report of Independent Public Accountants                                 1

Audited Financial Statements

Statements of Net Assets Available for Benefits                          2
Statement of Changes in Net Assets Available for Benefits With
   Fund Information                                                      3
Notes to Financial Statements                                            4

Signature                                                               15

Consent of Independent Public Accountants                               16

                         Report of Independent Auditors

To the Participants and Administrator of the Cooper Cameron Corporation Retirement
   Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December31, 1996, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The specific fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis, rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 26, 1997

               Cooper Cameron Corporation Retirement Savings Plan

                Statements of Net Assets Available for Benefits


                                                                            December31
                                                                       1996               1995
                                                                 ---------------     ---------------
ASSETS
Contributions receivable:
   Employer                                                      $       633,863     $       615,313
   Employee                                                              933,632             833,707
                                                                 ---------------     ---------------
Total contributions receivable                                         1,567,495           1,449,020

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans (Notes 1 and 2):
      Company Stock Fund                                              46,699,614           7,636,651
      Cooper Industries, Inc. Common Stock Fund                               --          28,035,297
      Cooper Industries, Inc. Debenture Fund                                  --           2,815,836
      Fidelity Growth Company Fund                                    13,135,251                  --
      Fixed Income Fund                                               51,434,628          58,511,673
      Money Market Fund                                               14,567,311           5,290,670
      Stock Market Fund                                               49,838,311          39,749,255
      Vanguard Balanced Index Fund                                     9,287,214                  --
      Loan Fund                                                        6,465,225           4,865,580
Total Plan interest in Master Trust                                  191,427,554         146,904,962
                                                                 ---------------     ---------------
Net assets available for benefits                                $   192,995,049     $   148,353,982
                                                                 ===============     ===============




See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits
                             With Fund Information

                          Year ended December31, 1996


                                                                               PARTICIPANT-DIRECTED
                                                      ------------------------------------------------------------------
                                                        FIDELITY                                               VANGUARD
                                                         GROWTH       FIXED         MONEY         STOCK        BALANCED
                                                         COMPANY      INCOME        MARKET        MARKET         INDEX
                                                          FUND         FUND          FUND          FUND          FUND
                                                      -----------  ------------   -----------  ------------   ----------
Additions:
   Contributions:
      Employer                                        $    39,676  $    349,447   $   477,167  $     19,837   $   27,514
      Employee                                            939,638     3,992,544       665,669     3,861,846      495,611
                                                      -----------  ------------   -----------  ------------   ----------
Total contributions                                       979,314     4,341,991     1,142,836     3,881,683      523,125

Net investment gain from Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans, net
   of expenses (Note 2)                                   801,333     3,128,646       297,541     8,537,135      558,497
                                                      -----------  ------------   -----------  ------------   ----------
Total additions                                         1,780,647     7,470,637     1,440,377    12,418,818    1,081,622

Deductions:
   Benefits paid to participants                           86,167     5,256,583       575,351     2,893,764       53,042

Other changes in net assets:
   Interfund transfers                                 10,578,798   (10,149,679)    8,289,678      (234,634)   7,847,726
   Net asset admissions (withdrawals) (Note 5)            986,994       511,093       225,336       795,385      479,589
                                                      -----------  ------------   -----------  ------------   ----------
Total other changes                                    11,565,792    (9,638,586)    8,515,014       560,751    8,327,315
                                                      -----------  ------------   -----------  ------------   ----------
Net increase (decrease)                                13,260,272    (7,424,532)    9,380,040    10,085,805    9,355,895


Net assets available for benefits at
   beginning of year                                           --    59,168,466     5,273,161    40,047,331           --
                                                      -----------  ------------   -----------  ------------   ----------
Net assets available for benefits at end of year      $13,260,272  $ 51,743,934   $14,653,201  $ 50,133,136   $9,355,895
                                                      ===========  ============   ===========  ============   ==========

*Ending fund balances include allocated contribution receivables



                                                         PARTICIPANT-DIRECTED    NON-PARTICIPANT-DIRECTED
                                                       -----------------------  --------------------------
                                                                                               COOPER
                                                         COMPANY                COMPANY    INDUSTRIES, INC.
                                                          STOCK         LOAN     STOCK       COMMON STOCK
                                                          FUND          FUND      FUND          FUND
                                                       -----------  ----------  ----------- ------------
Additions:
   Contributions:
      Employer                                         $    36,140  $       --  $ 6,473,623 $         --
      Employee                                             454,871          --           --           --
                                                       -----------  ----------  ----------- ------------
Total contributions                                        491,011          --    6,473,623           --

Net investment gain from Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans, net
   of expenses (Note 2)                                  7,200,299     392,867   10,417,816    3,701,665
                                                       -----------  ----------  ----------- ------------
Total additions                                          7,691,310     392,867   16,891,439    3,701,665

Deductions:
   Benefits paid to participants                            20,213          --      837,367    1,743,093

Other changes in net assets:
   Interfund transfers                                  15,307,847   1,045,289           --  (29,859,676)
   Net asset admissions (withdrawals) (Note 5)             202,059     161,489           --     (134,193)
                                                       -----------  ----------  ----------- ------------
Total other changes                                     15,509,906   1,206,778           --  (29,993,869)
                                                       -----------  ----------  ----------- ------------
Net increase (decrease)                                 23,181,003   1,599,645   16,054,072  (28,035,297)


Net assets available for benefits at
   beginning of year                                            --   4,865,580    8,148,311   28,035,297
                                                       -----------  ----------  ----------- ------------
Net assets available for benefits at end of year       $23,181,003  $6,465,225  $24,202,383 $         --
                                                       ===========  ==========  =========== ============
























                                                           NON-PARTICIPANT-DIRECTED
                                                       -------------------------------
                                                            COOPER
                                                       INDUSTRIES, INC.
                                                           DEBENTURE          TOTAL
                                                             FUND             PLAN
                                                       ----------------   ------------
Additions:
   Contributions:
      Employer                                         $        --        $  7,423,404
      Employee                                                  --          10,410,179
                                                       -----------        ------------
Total contributions                                             --          17,833,583

Net investment gain from Cooper Cameron Corporation
   Master Trust for Defined Contribution Plans, net
   of expenses (Note 2)                                    198,674          35,234,473
                                                       -----------        ------------
Total additions                                            198,674          53,068,056

Deductions:
   Benefits paid to participants                           190,330          11,655,910

Other changes in net assets:
   Interfund transfers                                  (2,825,349)                 --
   Net asset admissions (withdrawals) (Note 5)               1,169           3,228,921
                                                       -----------        ------------
Total other changes                                     (2,824,180)          3,228,921
                                                       -----------        ------------
Net increase (decrease)                                 (2,815,836)         44,641,067


Net assets available for benefits at
   beginning of year                                     2,815,836         148,353,982
                                                       -----------        ------------
Net assets available for benefits at end of year       $        --        $192,995,049
                                                       ===========        ============

*Ending fund balances include allocated contribution receivables





See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                         Notes to Financial Statements

                                December31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

At December 31, 1996 and 1995, investments of the Plan consisted of beneficial interests in the following separate investment accounts of the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"):
Company Stock Fund (100% and 100%); Cooper Industries, Inc. Common Stock Fund (1995-100%); Cooper Industries, Inc. Debenture Fund (1995-99.480%); Fidelity Growth Company Fund (1996-100%); Fixed Income Fund (54.364% and 59.271%); Loan Fund (99.815% and 99.730%); Money Market Fund (99.412% and 98.463%); Stock
Market Fund (99.749% and 99.767%); and Vanguard Balanced Index Fund (1996-100%) (collectively, the "Funds"), as described in Note 2. The Plan's beneficial interest percentage in each investment account at December 31, 1996 and 1995, respectively, is noted parenthetically next to each investment account.

Effective April 1, 1996, the following investment election options were added to the Plan: (1) Fidelity Growth Company Fund, (2) Vanguard Balanced Index Fund, and (3) an option for employees to invest in the Company's common stock ("Company Stock Fund"). Effective November 30, 1996, the Cooper Industries, Inc. Common Stock Fund and Cooper Industries, Inc. Debenture Fund were eliminated as investment election options, and participants were required to redirect monies in these two funds to other available investment options.

               Cooper Cameron Corporation Retirement Savings Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Funds' security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Funds' investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in The Chase Manhattan Bank, N.A. Pooled Investment Trust for Employee Benefit Plans II - Cash Investment Fund ("Chase Cash Investment Fund"), The Chase Manhattan Bank, N.A. Domestic Liquidity Fund ("Chase Domestic Liquidity Fund"), and The Chase Manhattan Bank, N.A. Temporary Investment Fund ("Chase Temporary Investment Fund") are stated at cost, which approximates fair value. The Chase Manhattan Bank, N.A. S&P 500 Index Fund ("Chase S&P 500 Index Fund") is stated at fair market value as determined by the trustee based upon the quoted market values of the underlying assets.

Investment contracts within the Fixed Income Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income reduced for any reductions in the estimated value of the investment contract.

Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the Funds. Repayments of principal and interest are allocated to the participants' account balances in the Funds based on the participants' current investment elections. At December 31, 1996 and 1995, the Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Funds is the collective investment of the assets of participating employee benefit plans of the Company. The Funds' assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets of the Funds.
Certain Funds include assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                               FIDELITY                                                   VANGUARD
                                                   COMPANY      GROWTH       FIXED                  MONEY       STOCK     BALANCED
                                                    STOCK       COMPANY      INCOME     LOAN       MARKET       MARKET     INDEX
December 31, 1996                                   FUND         FUND         FUND      FUND        FUND        FUND       FUND
                                                 ----------- ----------- ----------- ---------- -----------  ----------- ----------
Assets:
   Cash awaiting investment                      $   778,426 $        -- $        -- $       -- $        --  $        -- $       --
   Accrued investment income                           3,134          --      61,903        287      68,780       95,050    161,370
   Unsettled sales of investments                         --          --          --         --          --       25,946         --
   Investments at fair value as determined
        by quoted market prices:
         Chase Cash Investment Fund                       --          --  14,139,245    113,975  14,584,754    2,268,804         --
         Chase S&P 500 Index Fund                         --          --          --         --          --   47,573,663         --
         Cooper Cameron Corporation common stock  45,918,054          --          --         --          --           --         --
         Fidelity Growth Company Fund                     --  13,135,251          --         --          --           --         --
         Vanguard Balanced Index Fund                     --          --          --         --          --           --  9,351,978
   Investments at estimated fair value or
     Contract value:
   Investment contracts                                   --          --  80,410,842         --          --           --         --
   Loans to participants                                  --          --          --  6,362,918          --           --         --
                                                 ----------- ----------- ----------- ---------- -----------  ----------- ----------
   Total investments                              45,918,054  13,135,251  94,550,087  6,476,893  14,584,754   49,842,467  9,351,978
                                                 ----------- ----------- ----------- ---------- -----------  ----------- ----------
Total assets                                      46,699,614  13,135,251  94,611,990  6,477,180  14,653,534   49,963,463  9,513,348

Liabilities:
   Unsettled purchases of investments                     --          --          --         --          --           --    226,134
                                                 ----------- ----------- ----------- ---------- -----------  ----------- ----------
Total liabilities                                         --          --          --         --          --           --    226,134
                                                 ----------- ----------- ----------- ---------- -----------  ----------- ----------
Net assets available to participating plans      $46,699,614 $13,135,251 $94,611,990 $6,477,180 $14,653,534  $49,963,463 $9,287,214
                                                 =========== =========== =========== ========== ===========  =========== ==========

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                              COOPER       COOPER
                                                   COMPANY  INDUSTRIES,  INDUSTRIES,  FIXED                   MONEY       STOCK
                                                   STOCK   INC. COMMON  INC.DEBENTURE INCOME       LOAN       MARKET      MARKET
DECEMBER 31, 1995                                  FUND     STOCK FUND     FUND        FUND        FUND        FUND        FUND
                                                ----------  ----------- ----------  ----------- ----------  ----------  -----------
Assets:
   Accrued investment income                    $       --  $   249,983 $   47,912  $        -- $       --  $       --  $    70,528
   Investments at fair value as determined by
      quoted market prices:
         Chase Domestic Liquidity Fund               4,790        2,240         --   28,780,132         --   5,373,238           --
         Chase S&P 500 Index Fund                       --           --         --           --         --          --   39,720,127
         Chase Temporary Investment Fund                --           --         --           --         --          --      225,499
         Cooper Cameron Corporation common stock 7,631,861           --         --           --         --          --           --
         Cooper Industries, Inc. common stock           --   27,783,074         --           --         --          --           --
         Cooper Industries, Inc. subordinated
            convertible debentures                      --           --  2,799,952           --         --          --           --
   Investments at estimated fair value or
        contract value:
         Investment contracts                           --           --         --   69,939,162         --          --           --
         Loans to participants                          --           --         --           --  4,878,758          --           --
                                                ----------  ----------- ----------  ----------- ----------  ----------  -----------
   Total investments                             7,636,651   27,785,314  2,799,952   98,719,294  4,878,758   5,373,238   39,945,626
                                                ----------  ----------- ----------  ----------- ----------  ----------  -----------
Total assets                                     7,636,651   28,035,297  2,847,864   98,719,294  4,878,758   5,373,238   40,016,154

Liabilities:
   Cash overdraft                                       --           --     17,299           --         --          --            7
   Net cost of unsettled trades                         --           --         --           --         --          --      174,220
                                                ----------  ----------- ----------  ----------- ----------  ----------  -----------
Total liabilities                                       --           --     17,299           --         --          --      174,227
                                                ----------  ----------- ----------  ----------- ----------  ----------  -----------
Net assets available to participating plans     $7,636,651  $28,035,297 $2,830,565  $98,719,294 $4,878,758  $5,373,238  $39,841,927
                                                ==========  =========== ==========  =========== ==========  ==========  ===========

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation in fair value of investments for the separate investment accounts of the Master Trust are as follows:

                                                                      COOPER       COOPER        FIDELITY
                                                      COMPANY   INDUSTRIES, INC.INDUSTRIES, INC.  GROWTH         FIXED
                                                       STOCK       COMMON STOCK   DEBENTURE       COMPANY        INCOME
YEAR ENDED December 31, 1996                           FUND            FUND          FUND          FUND           FUND
                                                    -----------     ----------     --------     ----------     ----------
Netappreciation in fair value of investments as
   determined by quoted market prices:
      Chase S&P 500 Index Fund                      $        --     $       --     $     --     $       --     $       --
      Cooper Cameron Corporation common stock        17,624,247             --           --             --             --
      Cooper Industries, Inc. common stock                   --      3,124,818           --             --             --
      Cooper Industries, Inc. subordinated
         convertible debentures                              --             --       68,919             --             --
      Fidelity Growth Company Fund                           --             --           --        692,052             --
      Vanguard Balanced Index Fund                           --             --           --             --             --
                                                    -----------     ----------     --------     ----------     ----------
                                                     17,624,247      3,124,818       68,919        692,052             --
Interest and dividends                                   22,037        676,475      143,526        126,424      5,994,492
                                                    -----------     ----------     --------     ----------     ----------
                                                    $17,646,284     $3,801,293     $212,445     $  818,476     $5,994,492
                                                    ===========     ==========     ========     ==========     ==========
                                                                                               VANGUARD
                                                                   MONEY          STOCK        BALANCED
                                                      LOAN         MARKET         MARKET         INDEX
YEAR ENDED December 31, 1996                          FUND          FUND           FUND          FUND
                                                    --------     ----------     ----------     --------
Netappreciation in fair value of investments as
   determined by quoted market prices:
      Chase S&P 500 Index Fund                      $     --     $       --     $7,714,777     $     --
      Cooper Cameron Corporation common stock             --             --             --           --
      Cooper Industries, Inc. common stock                --             --             --           --
      Cooper Industries, Inc. subordinated
         convertible debentures                           --             --             --
      Fidelity Growth Company Fund                        --             --             --           --
      Vanguard Balanced Index Fund                        --             --             --      408,313
                                                    --------     ----------     ----------     --------
                                                          --             --      7,714,777      408,313
Interest and dividends                               393,657        324,301      1,003,673      387,800
                                                    --------     ----------     ----------     --------
                                                    $393,657     $  324,301     $8,718,450     $796,113
                                                    ========     ==========     ==========     ========

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

FIXED INCOME FUND

Interest crediting rates on the investment contracts in the Fixed Income Fund (the "Fund") are generally determined at the time of purchase. At December 31, 1996, the interest crediting rates ranged from 4.5% to 9.5%. At December 31, 1995, the interest crediting rates ranged from 3.6% to 9.5%.

For 1996 and 1995, the average annual yield for the investment contracts in the Fund was 6.1% and 6.2%, respectively. At December 31, 1996 and 1995, fair value of the investment contracts in the Fund was estimated to be approximately 101% and 103% of contract value, respectively. Fair value was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract.

At December 31, 1996, 20% of the Fund's investment contracts were with National Westminster.

3. DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution plan sponsored by the Company, with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code. The Plan has been extended to the employees of certain employment units and/or locations ("participating units") identified in the Plan document.

Participants of the Plan, excluding those of the participating units, may elect to make pre-tax contributions from 1% to 16% of compensation. The first 6% contributed is a basic contribution and subject to a matching contribution by the Company. Contributions in excess of 6% are supplemental contributions and are not subject to the Company match. The Company matches 100% of the basic contributions up to a maximum of 3% and 50% of additional basic contributions up to the maximum basic contribution of 6%.

Company matching contributions, excluding contributions made on behalf of participating units, consist of shares of Company Stock which are invested in the Company Stock Fund. Participants are 100% vested in these matching contributions. Participants who have attained the age of 55 may elect to make irrevocable transfers of their interest ("employer contributions") in the Company Stock Fund in 1% increments to one or more of the allocable funds as defined on page 11.

               Cooper Cameron Corporation Retirement Savings Plan

3. DESCRIPTION OF THE PLAN (CONTINUED)

The Company contributes an amount to the account of all members of certain participating units. These contributions were invested in the Fixed Income Fund of the Master Trust through March 31, 1996. Subsequent to March 31, 1996, the Company contributions were made to the fund options that the employee elected. These contributions are paid for each hour worked during the month, including overtime, holiday, and vacation hours, but excluding any other paid hours for any other absences during which no duties are performed. Vesting in participating unit contributions is on a graduated scale, with 100% at five years. Amounts which are forfeited due to termination of employment reduce the future participating unit contributions of the Company.

Participants may elect to have their contributions allocated in 1% increments to one or more of the following funds within the Master Trust: Stock Market Fund, Money Market Fund, Fixed Income Fund, Fidelity Growth Company Fund, Vanguard Balanced Index Fund, or the Company Stock Fund ("allocable funds"). Allocations among the funds may be changed at the participant's discretion on a monthly basis.

The Plan provides benefits for eligible participants upon retirement, death, termination, or permanent disability, according to the form of payment elected by the participant within the limitations defined in the Plan. Any distributions from the Plan, other than distributions from the Company Stock Fund, shall be made in cash or an annuity. Any distributions from the Company Stock Fund shall be made in the form of either cash or Company Stock with respect to whole shares and cash with respect to partial shares or interests not invested in Company Stock.

Any participant, excluding those of the participating units, who has been participating in the Plan for at least one year, is receiving compensation other than severance pay from the Company, and has not had an outstanding loan from the Plan for at least one month, may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance. The interest rate for loans in 1996 was determined on a monthly basis and ranged between 9% and 9.5%. The interest rate for loans in 1995 was 9.0%. Loan repayments of principal and interest are allocated back to the separate accounts based on the participant's current investment election.

               Cooper Cameron Corporation Retirement Savings Plan

3. DESCRIPTION OF THE PLAN (CONTINUED)

Should the Plan terminate, the assets will be distributed according to the total amount in each participant's account balance, including earnings thereon and less related expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payment in a lump sum.

Effective February 29, 1996, the Company's Richmond Foundry location was sold to NACO. Certain participants' account balances were transferred on May 1, 1996 to the successor trustee, NACO. All participants became 100% vested in their account balances upon transfer.

Information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

4. INCOME TAX STATUS

The Plan has been designed to meet the requirements of the Internal Revenue Code ("IRC") under Section 401(a) and, therefore, is not subject to tax under present income tax laws. An application for determination was submitted to the Internal Revenue Service on June 12, 1995. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

               Cooper Cameron Corporation Retirement Savings Plan

5. OTHER CHANGES IN NET ASSETS

For the year ended December 31, 1996, net asset admissions (withdrawals) represent the following:

Divestiture and transfer of certain participants' account balances to the successor
   plan sponsor, NACO, Inc.                                                                $     (640,662)
Net transfers to the Cooper Cameron Corporation Master Trust for Defined Benefit Plans
                                                                                                  (25,046)
Net transfers from other qualified plans                                                        3,621,689
Other, net                                                                                        272,940
                                                                                           --------------
                                                                                           $    3,228,921
                                                                                           ==============

Transfers to the Cooper Cameron Master Trust for Defined Benefit Plans represent account balances of participants who have elected to receive distributions in the form of an annuity.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                              December 31
                                                                       1996                  1995
                                                                 ---------------------------------------
Net assets available for benefits per the financial statements
                                                                 $     192,995,049     $     148,353,982
Amounts allocated to withdrawing participants                             (869,192)             (647,751)
                                                                 -----------------     -----------------
Net assets available for benefits per the Form 5500              $     192,125,857     $     147,706,231
                                                                 =================     =================

               Cooper Cameron Corporation Retirement Savings Plan

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                            YEAR ENDED
                                                                                            December 31
                                                                                               1996
                                                                                          ---------------
Benefits paid to participants per the financial statements                                $    11,655,910
Less amounts allocated to withdrawing participants at December 31, 1995                          (647,751)
Plus amounts allocated to withdrawing participants at December 31, 1996                           869,192
                                                                                          ---------------
Benefits paid to participants per the Form 5500                                           $    11,877,351
                                                                                          ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                   SIGNATURES


       The Plan.     Pursuant to the requirements of the Securities Exchange
Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN





----------------------------------------
By:    Thomas R. Hix
       Member of the Plan Administration
       Committee


Date:  June 26, 1997

                               INDEX TO EXHIBITS

Exhibit
Number
-------

 23.1       Consent of Independent Auditors